EXHIBIT 2
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             FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MAY 3, 2004
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                     BAYTEX ENERGY TRUST ANNOUNCES INCREASE
                           TO EXCHANGEABLE SHARE RATIO

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.10467 to 1.11829. This increase will be effective on May 17, 2004.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:                 April 30, 2004
Opening Exchange Ratio:                                          1.10467
Baytex Energy Trust Distribution per Unit:                       $0.15
Five-day Weighted Average Trading Price of BTE.UN
    (prior to the end of April):                                 $12.17
Increase in Exchange Ratio (xx):                                 0.01362
Effective Date of the Increase in Exchange Ratio:                May 17, 2004
Exchange Ratio as of Effective Date:                             1.11829

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.


A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR FURTHER INFORMATION, PLEASE CONTACT:

BAYTEX ENERGY TRUST
Ray Chan, President & Chief Executive Officer
Telephone: (403) 267-0715
or
BAYTEX ENERGY TRUST
Dan Belot
Vice-President, Finance & C.F.O.
Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca